Exhibit 23.1

CONSENT OF KPMG LLP

The Board of Directors

CNET Networks, Inc.:

We consent to the incorporation by reference of our report dated January 26, 2004 with respect to the consolidated balance sheets of CNET Networks, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 10-K of CNET Networks, Inc., incorporated herein by reference and to the reference to our Firm under the heading “Experts”.

Our report dated January 26, 2004 contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ KPMG LLP

San Francisco, California

May 14, 2004